Exhibit 23.1

To the Shareholders
Premier Power Renewable Energy, Inc.

We hereby consent to the inclusion in the 8-K of Premier Power Renewable Energy, Inc. (a Delaware Corporation) of our report dated June 3, 2008 (September 2, 2008 as to the second paragraph of Note 4 and August 22, 2008, September 1, 2008 and September 9, 2008 as to the frist, second and third paragraphs of Note 10), relating to the combined financial statements of Premier Power Renewable Energy, Inc. (a California corporation) as of December 31, 2007 and 2006 and for the years then ended.

/s/ Macias Gini & O’Connell LLP

Macias Gini & O’Connell LLP.
September 11, 2008 (September 2, 2008 as to the second paragraph of Note 4 and August 22, 2008, September 1, 2008 and September 9, 2008 as to the first, second and third paragraphs, respectively of Note 10)